Via Facsimile and UPS
Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Thomas Ferraro, Senior Staff Accountant
December 19, 2006 (Amsterdam Time)
Re:	Playlogic Entertainment, Inc. Item 4.02 Form 8-K Filed on November 20, 2006 File No. 0-49649
Dear Ladies and Gentlemen:
By letter dated November 24, 2006 (the “Comment Letter”) from the Staff of the Commission (the “Staff”), the Staff provided certain comments with respect to Item 4.02 Form 8-K (the “Original Form 8-K”) referred to above of Playlogic Entertainment, Inc. (the “Company”). In our response letter to the Staff dated December 1, 2006 (the “December 1st Letter”), as a response to the Staff’s first comment in the Comment Letter, we informed the Staff that the unaudited financial statements for the three months ended June 30, 2005 were not affected by the restatements disclosed in the Original Form 8-K and could still be relied upon. We also made a statement to the same effect in Amendment No. 1 on Form 8-K/A filed with the Commission on December 1, 2006 (the “Amendment No. 1”).
During the course of preparing the amendments to the Company’s quarterly reports for the quarterly periods ended September 30, 2005, March 31, 2006 and June 30, 2006 and annual report for the fiscal year ended December 31, 2005, the management discovered and determined that the unaudited financial statements for the quarterly period ended June 30, 2005 were affected by the restatements as well and could no longer be relied upon.
We are hereby filing Amendment No. 2 on Form 8-K/A to amend the Amendment No. 1 to reflect the above change. One clean copy and one marked copy of the Amendment No. 2 on Form 8-K/A indicating changes to the Amendment No. 1 are enclosed for the Staff’s reference. We are also filing this letter together with the December 1st Letter via the EDGAR.

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
We appreciate the courtesy of the Staff. Should you have any questions regarding our response, please contact the undersigned at (31) 20-676 0304.

Sincerely, Willem M. Smit Chief Executive Officer